Morgan

RECEIVED

2007 MAR 20 A 10:35

OFFICE OF INTERNATIONAL CORPORATE FINANCE

16h March 2007

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

07021956

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED
MAR 23 2007
THOMSON
FINANCIAL

Paul Andrew Boulton
Company Secretary

Enclosure

dw 3/20

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	14:30 16-Mar-07
Number	1326T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1 (i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
The Morgan Crucible Company plc

2. Reason for the notification (please state **Yes/No**): ( )

An acquisition or disposal of voting rights: (N)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (N)

An event changing the breakdown of voting rights: (N)

Other (please specify) : (Y) Disclosure for transparency purposes

3. Full name of person(s) subject to the notification obligation (iii):
Lloyds TSB Group plc

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):
N/A

6. Date on which issuer notified:
N/A

7. Threshold(s) that is/are crossed or reached:
N/A

8. Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

0602729	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct	Indirect	Direct	Indirect
	10,852,681	10,852,681	133,915	3.758	0.046

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,986,596	3.804

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

14. Contact name:

Philip Mason

15. Contact telephone number:

01444 418127

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Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

15th March 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:08 14-Mar-07
Number	9834S

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc announces that on 14 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 268.9402 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 288,605,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 288,605,142.

The above figure 288,605,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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